UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number: 000-55924

CUSIP Number: 87185L 107

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Sysorex, Inc.

Full Name of Registrant

Former Name if Applicable

13880 Dulles Corner Lane, Suite 175

Address of Principal Executive Office (Street and Number)

Herndon, Virginia 20171

City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sysorex, Inc. (the “Registrant”) has determined that it is not able to file its quarterly report on Form 10-Q for the period ended September 30, 2018 (the “Form 10-Q”) within the prescribed time period without unreasonable efforts or expense, due to delays in the completion of its consolidated financial statements and related portions of the Form 10-Q. The Registrant requires additional time to allow its auditors to complete the review of its consolidated financial statements for the required periods ended September 30, 2018. The Registrant presently expects to file the Form 10-Q within the extension period of 5 calendar days as provided under Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Vincent Loiacono	(800) 929-3871
Name	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects that the Form 10-Q will reflect revenues for the three and nine months ended September 30, 2018 of $714,000 and $2.9 million, respectively, compared to $11.1 million and $37.5 million, respectively, for the comparable period in the prior year. These decreases are primarily attributable to lower sales resulting from capital constraints and supplier credit limitations and a decrease in prepaid maintenance amortization due to the adoption of the new Accounting Standards Codification 606 revenue recognition policy beginning in January 2018. The Registrant expects corresponding decreases to its cost of revenues.

The Registrant expects that the Form 10-Q will reflect operating expenses for the three and nine months ended September 30, 2018 of $2.5 million and $7.4 million, respectively, compared to $11.5 million and $20.0 million, respectively, for the prior year period. These decreases are primarily attributable to a decrease in compensation costs, occupancy costs and travel costs due to the downsizing of staff and office locations and an impairment charge for goodwill in 2017.

The Registrant expects a decrease in the loss from operations and its net loss in connection with the above.

Certain statements in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the anticipated timing of the filing of Form 10-Q and expectations regarding the financial statements to be included therein. These forward-looking statements are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant cautions investors that all such statements involve risks and uncertainties, including the risks that the Registrant’s final financial results reported in the Form 10-Q may differ from the information included herein, as well as the other risks included in the Registrant’s filings with the U.S. Securities and Exchange Commission. Actual results may vary materially from those expressed or implied by the forward-looking statements. The Registrant assumes no obligation to update forward-looking statements, except as required by law.

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Sysorex, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2018	By:	/s/ Vincent Loiacono
	Name:	Vincent Loiacono,
	Title:	Chief Financial Officer

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